Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.
Commission File No.: 1-15062

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, on November 18, 2016, AT&T Inc. filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus regarding the transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Time Warner will file with the SEC a definitive proxy statement/prospectus and the definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. Both Time Warner and AT&T will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Time Warner or AT&T may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders will be able to obtain these materials and other relevant documents filed with the SEC, when they are available, free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner's directors and executive officers is available in Time Warner's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T's directors and executive officers is available in AT&T's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T's securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement, the proxy statement/prospectus and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.

Thomson Reuters Streetevents
Edited Transcript

TWX-Time Warner Inc. at Credit Suisse Technology, Media, and Telecom Conference

Event date/time:  November 29, 2016

CORPORATE PARTICIPANTS
 Kevin Tsujihara Time Warner Inc. - Chairman & CEO, Warner Bros. Entertainment Inc.

CONFERENCE CALL PARTICIPANTS
 Omar Sheikh Credit Suisse - Analyst

 PRESENTATION

Omar Sheikh - Credit Suisse - Analyst

I think we're ready to start. So, thank you very much everyone for being with us today. We're delighted to welcome Kevin Tsujihara, Chairman and CEO of Warner Brothers. Very pleased to have you here today, Kevin. We're going to have a Q&A session for about 35 to 40 minutes and hopefully that will cover all the questions that you will want to have asked. So, maybe if I just start off with the real easy ones. If you look at the business as you have it today, the footprint of Warner Brothers in movies, TV, video games, consumer products, and DC; you've been putting up some very good, very strong growth in recent years. What have been the key drivers of that growth as you see it and how do you think Warner Brothers is positioned to continue to deliver the sort of growth that you've been producing?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I think what differentiates us from the other studios is really the fact that we're at scale in film, television, and games. There's no other studio that has that. And so over the last 5 to 10 years we've really kind of ridden both the cyclical growth that we've seen in television, but we've also been able to have the biggest and most diverse film slate and built the games business to scale. So, I think as you look at what is becoming more and more important and you're seeing it play out in the last couple of weeks is really the importance of these big franchises. And so we're really focused on building the big franchises that we have like DC, you mentioned it; like Fantastic Beasts, which came out a couple of weeks ago; and LEGO franchises. And drive them across the business in a way that we think that no other studio has the ability to be able to do.

To take an ARKHAM or a Batman and have it on television in Gotham and in movies like Justice and Batman v Superman and in video games with ARKHAM. And the last piece of the modernization is consumer products and we can do that in a pretty significant way. So if you add all that up and the importance of franchises, you continue to really focus on driving margins. And I'm really, really happy about the fact that we've been able to really focus on that and improve margins over the last three to four years. You can really get attractive growth on the bottom line, which is what I think we've had and we're going to continue to be able to have over the foreseeable future.

Omar Sheikh - Credit Suisse - Analyst

You referred to J.K. Rowling, you've had a very long relationship with her going back to Harry Potter and obviously Fantastic Beasts started very strongly. My kids loved it, very important.

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

How many times did they see it? (multiple speakers)

Omar Sheikh - Credit Suisse - Analyst

So, maybe could you talk about the opportunities with that particular franchise as you see them over the next few years?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I think it's an incredible partnership that we have with Jo and we've announced that we're going to create five of these movies so we really did want to launch this, which is really kind of you can call it a prequel, but chronologically it kind of fits in the timeline before Harry Potter to launch in a successful way and it has. Today we're going to go over $500 million in worldwide box office, we've gotten great critical reviews and despite the headwinds revolving around kind of what's happened on an exchange rate basis. One of the metrics that we've looked at is from an admission standpoint, how is it doing especially internationally because it's a real global property. And if you look at the admissions for this, we're going to land right in the middle actually amongst the best of every Harry Potter movie we had except for the last one.

So the anticipation was there, the movie delivered, the franchise delivers. She already has kind of laid out in her own mind that we've talked about where this is going to go and so what does that mean in addition to the movies. It's exactly what we just talked about. So we then have games opportunities, we have consumer products opportunities, we have a studio tour in Leavesden in London. And you look at kind of what are the opportunities now to expand what is an incredible tour to include Fantastic Beasts and so we have that. We have another really amazing partnership with Universal on the theme park side and I think that you have the opportunity to potentially have new theme park attractions around that. So, big opportunities on the consumer products, and games.

And when you look at what's happening and why franchises are important, a better kind of place to look at it is on the movie side. Top 10 movies I think five years ago was something like 25% -- actually in 2013 or 2014 it was 25%, 10 years ago it was like 20%. This year the Top 10 movies at the US box office represent about 30% and I don't see that abating anytime soon. I think when you look at what's happening with the quality of the television product, the movies that are breaking through are the things that are these big franchises. And I think we're one of the studios that has the most franchises and I think the other studio is obviously Disney and you're seeing it play out over the last couple of years.

Omar Sheikh - Credit Suisse - Analyst

I want to especially talk about DC, obviously another very important property for you and you made some changes when you took over Warner Brothers and you've subsequently had a lot of success both on the TV side and on the movie side. Can you talk about how important DC content is to the growth of Warner Brothers over the next few years and should we be particularly interested in or excited about the Justice League drivers for next year?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I think what I did when I took over was we were focused on DC as primarily only a movie opportunity and so I thought there was a bigger opportunity as you look across all of our businesses. So, I changed the reporting so it reported to me and I made it a Company resource and opportunity. So, we've gone from one television show to this year we'll have 10 DC television shows. It is a huge games business that we have with Justice and with ARKHAM and obviously we focused on being able to lay out a real kind of content plan on the movie side where we had Batman v Superman and then we had Suicide Squad and then we're going to have Wonder Woman in June of next year and next November we're going to have Justice League, which we've never had the ability to be able to lay out a plan like that. We would have a movie every couple of years.

And so what that allows us to be able to do is to be able to translate that into a big consumer products opportunity because the consumer products companies need to have the ability to be able to see forward in what you're going to have from a content pipeline and the only company that was able to do that for a long, long time was Disney and so we feel like that's a huge opportunity. So, what has that meant from the bottom line is we've basically doubled the profitability that we generated from DC at Warner Brothers and I think that there's an opportunity to further grow that especially on consumer products. I think there's hundreds of millions of dollars of opportunity there alone in addition to each of the other pieces. Obviously it requires a level of excellence in the creative piece of it all, but that's I think what we're executing on and I feel very comfortable where we're going from that perspective.

Omar Sheikh - Credit Suisse - Analyst

So if you combine what you said on DC just now about consumer products opportunity being perhaps a few hundred million dollars, would you say the consumer products opportunity for the J.K. Rowling properties to be more or less than that?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I would say they're about the same. I think that if you look at for Warner Brothers other than television and movies which people typically think, what are your core businesses, where are the growth opportunities? I would say they reside in consumer products, in games particularly mobile games and we'll get back to why I think mobile games is a big opportunity. It's happening from a consumer perspective, but I think we're uniquely positioned to be able to win there. And I think the third opportunity is in China, the size of that opportunity for a movie studio I think is bigger than anything we're going to see internationally for a long, long, long time.

Omar Sheikh - Credit Suisse - Analyst

We're going to come back to China in a moment. But if I could maybe just switch gears and take a step back if you like about what drives the success of the content business. Ultimately it's consistent access to the best ideas and talent and this is something which obviously you show over time that you've been able to do. How do you sustain that? And I suppose kind of linked to that, I wanted to ask about the AT&T transaction because one concern investors have is how do you successfully integrate a successful content and ideas and talent orientated culture that you guys have with perhaps a very different culture at AT&T? So, maybe you could touch upon both those things?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I think you've hit upon it right. So, one of the things that's differentiated Warner Brothers has been we've had consistency and creative excellence over a long, long period of time, much longer than I've been at the Company. I've been at the Company for 22 years now. It's really part of the culture of Warner Brothers and the culture of Warner Brothers starts with its executives. And you create a culture that the best talent wants to work with because when you look at people on the movie side like Clint or Chris Nolan or on the TV side Chuck Lorre or Greg Morandi, they can work anywhere they want. But Clint Eastwood's made 30 movies at Warner Brothers. And there is a creative culture where the best talent in the world want to work that they feel one, you're going to be able to monetize but it's beyond monetization. They trust that they're going to be able to reach and create the vision of what they want. And so I think that that is one of my biggest jobs that I have at the studios to protect that culture because we have to.

In addition to have the biggest franchises, you have to be able to execute on those by having the best people working on those. And so obviously as you said that as investors you may be concerned about, I'm concerned as well. But every single conversation that we've had with Randall has been very, very consistent about this is not something that we have experience around, we understand that your culture is incredibly different than the culture that we have and we understand why you need to protect that and be very, very careful with it because we can't lose that piece of it. We'll always be competitively advantaged I think from an IP perspective because we have access to intellectual property like Fantastic Beasts and LEGO and DC that I think that stacks up as well as anyone, but you need the special sauce at the table to create the great movies and television shows and games. And I think everything that I've heard and we're focused on is maintaining that culture.

Omar Sheikh - Credit Suisse - Analyst

And on the same theme, we've seen obviously in recent years SVOD players Netflix, Amazon pushing quite hard to originate their own content essentially to attract talent the same way as you guys do. How does that play into this effort that you have to make sure you have the best ideas?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

So, I think that we view them both as we're a supplier to them and obviously as a company we compete and we're always competing with eyeballs to eyeballs with them, but it's no different than CBS or NBC or ABC or anybody else that we create content for. We create content for them as an opportunity and we not only create content, but we sell our syndicated product to them as well in the second cycle. So, they have been a growth opportunity for us domestically and internationally and I think they're going to continue to be so.

Omar Sheikh - Credit Suisse - Analyst

Okay. And on that point, could you maybe talk about the export market in the overall kind of context of your syndication business? Obviously Amazon and Netflix and Hulu, they want to be very good customers for your content. Could you maybe talk about how you think about the export window in the context of your overall syndication strategy and how the international and domestic exports market might differ?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I think it's going to continue to be an important piece of how we monetize our content because they have been the only buyer, they created the syndication market for cable product and for serialized dramas. Before SVOD players came around, there was just no easy way to monetize it because if you created a hit show on TNT, nobody in the USA or any of the other places wanted to buy it so they became a buyer for it. I think they're going to continue to be a buyer. I think their focus is changing a little bit in that they're also looking at original content as well and they view that as a big opportunity, but they're going to continue to want to buy domestically. Internationally I think we're not in a mature state, entrants are still kind of coming into the marketplace and I think that we're still at the place where people are kind of coming up to scale and so they still need a lot of content. And so they're a much bigger buyer internationally than I think that the growth opportunity is going to be domestically, but they're going to continue to play a major role in how we monetize content going forward.

Omar Sheikh - Credit Suisse - Analyst

And then one of the areas of debate in the industry is about in-season stacking rights and whether or not you hold back those rights for yourself. How do you think about the development of the in-season stacking rights?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I think the debate is kind of subsiding because I think almost all content providers recognize that the networks need a broader grant of rights going forward. We were the first guys out there in believing that that was an important piece because we wanted strong networks because having strong networks as part of the ecosystem being the biggest provider of content to networks in the world, we think it's really important that they're strong. And so we think that having a broader right because what consumers are clearly telling us is they want to watch both linear, but they really want to watch off linear as well especially based on demographics and so networks need those rights. And so, we've reached agreements with almost all of the networks to provide them with the broader grant of rights so they can provide their consumers that grant of rights.

Omar Sheikh - Credit Suisse - Analyst

Okay. And are there any recent examples that you can point to that we can look at that show how you're licensing these rights?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

It's broadcast season, we've given those rights to virtually every network that we've sold to and so you can look no further than Hulu and look at Warner Brothers shows that are available to the networks that provide content to Hulu or their own linear, their own off linear kind of SVOD services that they may have and you'll find that almost all of our content is available.

Omar Sheikh - Credit Suisse - Analyst

Okay. So, switching gears again thinking about Warner Brothers in the context of the wider Time Warner group. One of the things companies have emphasized is the collaboration between Warner Brothers and Turner and with HBO. Can you perhaps update us on how you work together with the other powers at Time Warner?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I think that especially as the Company got smaller, we really said the biggest way for Warner Brothers to kind of move the needle would be if we created a hit show for either Turner or HBO and I'm really, really happy and excited about the opportunity that we potentially have with Westworld. If you look at the viewer data on Westworld, its first year viewing on all platforms is greater than Game of Thrones. I'm not saying it's Game of Thrones, I'm not saying it's going to be Game of Thrones; but it gives you a context of kind of where it's after its first year that just finished this week. So, I think we said that that was really important and to be able to execute on that was really important to me. We're doing the same thing focusing with Kevin Reilly and the team at TNT and Turner, how do we create a big hit show for you and we feel good about Animal Kingdom.

We have a lot of product and a lot of shows in development with him and hopefully we can do that. We're doing something with Turner around kids where we're putting the assets together to create a kids SVOD service and the ability to be able to really go after that opportunity to align both content, consumer products, and the SVOD linear kind of opportunity in a different way which I think was really important because you want to align the incentives to drive more collaboration amongst all the divisions and that's what we're trying to do. So, I think you hit it on the head. We're trying to do more from a collaboration standpoint and we're executing on that and I think the fruits are going to be things like Westworld.

Omar Sheikh - Credit Suisse - Analyst

And so just to be clear it's not prescriptive so the collaboration that you do, the work that you do is with the objective of creating the best content presumably?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

Yes, it's always about creating the best content, but what you want to do is just make sure that your executives are incented on the things that move the needle the most. And so we've said that look we've wanted to create a hit show with HBO, but knowing that that's the way that we can move the needle just creates more of an incentive to do so.

Omar Sheikh - Credit Suisse - Analyst

And when is the next season of Westworld starting by the way, was October season the last episode?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

Richard would kill me if I told you the date, but we're working on it very hard. He picked up second season already.

Omar Sheikh - Credit Suisse - Analyst

I'm looking forward to it. Anthony Hopkins is amazing in that by the way.

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

Some of the stuff I even know what's going on, but it's like wait a minute, how did that happen?

Omar Sheikh - Credit Suisse - Analyst

He's better than he was in Silence of the Lambs. I want to just talk about your movie business for a while just thinking about the theatrical window for content. I know that James Murdoch has been vocal in the last few months talking about maybe talks, thinking about negotiating some flexibility around the normal 90-day window. Do you think Warner Brothers should do the same thing?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

We're having very constructive conversations with the exhibitors for the first time that we've had in a long time and I think they recognize and we recognize and what we said and I said it at what used to be Show West that all things being equal, we want to figure it out with you. And so we're working with them to try and create a new window, but regardless of whether it happens or not, whether we're able to reach that agreement with them, we have to offer consumers more choices earlier. We think it's an imperative, we're going to do it, and we're very focused on it.

Omar Sheikh - Credit Suisse - Analyst

And the benefit presumably or the purpose that you would have in negotiating any flexibility was simply to improve monetization and to give consumers what they want?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I think if you start with the consumer, they are telling us very clearly they want it. That's where all the pirating is occurring and so we have to meet that demand with a legal solution. And so as I said, we're trying to work with our partners on the exhibitor community, we're having very constructive conversations because we know we need to deal with that.

Omar Sheikh - Credit Suisse - Analyst

Okay. And then sticking with the same subject thinking about the home entertainment market, that window obviously still declining. How should we think about the secular trend in home entertainment? Obviously digital sell through is an increasing part of that business, but is it really just a declining business?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I think on the topline, yes. I think DVD's going to continue to decline, but what I'm focused on obviously and what I think everybody in this room is focused on is the bottom line that we're generating from home entertainment and that because of the growth in EST is increasing and we're reaching an inflection point. We're now roughly half the profitability from digital and physical in the home entertainment window and that's going to obviously tilt towards digital, which has much higher margins. So even with flat growth, we can have an improving bottom line and I think that there's huge efficiencies and margin opportunities from it.

Omar Sheikh - Credit Suisse - Analyst

So just to be clear what you're saying is that the profitability of the digital side of your home entertainment business is now around 50%?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

Correct.

Omar Sheikh - Credit Suisse - Analyst

And obviously that's growing ahead of the dynamics.

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

Correct.

Omar Sheikh - Credit Suisse - Analyst

So, maybe switch back to DC. As we talked earlier on, your consumer products business within DC is something which you're obviously bullish about and you talked about. Do you think the consumer products can be a much bigger business than it is today long term because obviously you mentioned the comparison with Disney a few times? They've pretty much led the way in the way this business is exploited, Universal is also moving this way as well. So, how well positioned do you think DC and Warner Brothers more broadly is to exploit this opportunity?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

So we talked about the big franchises, the DCs and particular the Fantastic Beasts, and then on the kids side I talked about the venture that we have with Turner and the platform obviously we have within Time Warner at Cartoon Network. We think that we're very well positioned on the consumer products side. We brought in a new leader Diane Nelson, I brought in Pam Lifford who had worked at Disney, and we've had pretty significant growth over the last couple of years there. I expect that we're going to continue that growth as we continue to go along. And primarily one of the other things that's happening and the reason for that is as I said this bifurcation that's occurring in the theatrical product, those 10 movies that are generating more and more and more of the box office are also going to be the product that you're going to be able to monetize in consumer products. And so we think that we're going to have a disproportionate share of those going forward and as a result, we're going to have more opportunities and more shots on goal on the consumer product side.

Omar Sheikh - Credit Suisse - Analyst

Again driven by the IP that you have and so we should be paying attention to the type of movies that you have coming through the pipeline and how sort of amenable they are to consumer products.

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

Yes. And on the kid side and looking at do we have an opportunity to rejuvenate Lillingtons, what are we doing with the Hanna-Barbera characters, what other kids properties are we going to be able to create or be able to monetize that are coming off the Cartoon Network and Boomerang platforms going forward.

Omar Sheikh - Credit Suisse - Analyst

And is there a particular genre of content that you could particularly point us to in terms of the consumer products opportunity? You mentioned kids.

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

 It's going to primarily be around kids DC and in Fantastic Beasts.

Omar Sheikh - Credit Suisse - Analyst

Related I think maybe it would be interesting at this point to talk about the games business and this has obviously become a bigger focus for you in the last few years. You had a very big last year. Can you maybe talk about your strategy to grow the business?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I think that we view this as a big opportunity and we've been able to execute on it and I'm really happy and excited about last year. As you said, we generated over $1.5 billion of revenue and we're the Number 3 game publisher in North America and in Europe which to go from zero to there was a big thing. Going forward we're going to have the opportunity to take advantage of the big franchises that we talked about. We're going to have the opportunity to continue to be able to execute on the LEGO games, which have been a real big source of growth for us. And finally, I mentioned this earlier, I think mobile games in the US and in Asia is a huge opportunity and I think is the potential place where it can be turbocharged with the help of AT&T.

Omar Sheikh - Credit Suisse - Analyst

Okay. And on that point I suppose that's a very specific example of how potentially being part of AT&T could enhance the profitability or the trajectory of Time Warner. There are many other ways I suppose conceptually investors can think about how that combination would impact Warner Brothers and the incremental opportunities that might arise. Could you maybe give us an initial thought perhaps beyond games of how that collaboration might work, what opportunities you see coming up?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

One of the biggest things that we've had before this that we recognized and we've been focused on is how do we create more direct-to-consumer relationships because the marketing inefficiencies that occur when you release 20 movies a year and 70 television shows a year and 15 games a year, there's huge inefficiencies. And so we had focused on this as a big opportunity that we needed more touch points with the consumer and so it's part of the reason why we ended up merging our Flixster and Rotten Tomatoes assets into Fandango because we wanted more data and we wanted more consumer touch points because we want to build more direct-to-consumer businesses.

So, that is a huge opportunity that can be further accelerated in a pretty big way. If you look at even from a retail touch point, we have 5,500 retail locations and you think about with a little magic wand closing every transaction and we have Fantastic Beasts coming out, I'm really excited about that opportunity. We've never had it. We've never had those kinds of opportunities as a marketing platform. They are unique and different than any other company, nobody has that. And from my perspective, I think that's just scratching the surface of what we can do and the discrete things around mobile games and games is also huge because again they are unique, our competitors don't have it.

Omar Sheikh - Credit Suisse - Analyst

So there's obviously a year to go before that transaction gets close to closing so presumably obviously you're going to be running the businesses separately. Are there initiatives that you can achieve as Warner Brothers as Time Warner standalone in the next 12 months in direct-to-consumer to get closer to the consumer that you could maybe talk about?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

That was part of the reason why we bought Machinima, it's why we bought DramaFever. We viewed those as important pieces that reach very specific demos, but give us capabilities to be able to deliver our content because we viewed and said let's look at where we have super fans around our intellectual property and say let's create a DC, direct-to-consumer opportunity. And so we've been building those capabilities and said to ourselves we have to be able to do that because we're creating so much content and there's such a rapid fan base for it who are looking for more and more and more and we can uniquely give it to them and have an ancillary benefit of it's a great marketing platform for the next DC move or your next DC television show. So, we've been working on that quite feverishly over the last 12 months and we're going to.

Omar Sheikh - Credit Suisse - Analyst

And so how does Machinima fit into this? There's perhaps some people in the room that aren't familiar with that business you just bought.

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

It's a very, very focused game platform that I think gives us a lot of again huge touch points with a very specific audience that is perfect for DC and so we recently bought that and we think it's going to give us a lot of marketing opportunities. Because the hardest thing to do now when you're looking at how do I create a really big franchise around something is getting harder and harder to find the young male demo or the young female demo for that matter. So the more things and assets that you have in your arsenal that touch those consumers, the better and Machinima very clearly has a great consumer relationship with them.

Omar Sheikh - Credit Suisse - Analyst

Okay. I want to make sure I ask about China, you have a joint venture flagship. Could you maybe talk about the opportunities you see in China, how big is it and how important you think the flagship could be to Warner Brothers and to Time Warner overall?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

We think it's a huge opportunity. If you look at the box office, the box office in China this year is going to end up around $7 billion. To put that in context, in the US I think that we're going to end up around $11 billion. Clearly the second biggest market in the world. But what's unique about that $7 billion is more than half of that is in local language. So, this venture that we're creating is focused very squarely on that part of the market, which we wouldn't normally be able to play in. And so we're focused on that, we're going to go after that opportunity and that market is growing.

This year there's a slight dip in the growth, but we think it's going to continue to grow like this. And so we're going to have 12 films out next year and we're going to ramp that up and we want to go after that. China was one of the markets that didn't really have a secondary kind of second window for content so we created a joint venture with Tencent to create an SVOD service, Tencent video VIP, and it is now one of the fastest growing platforms in the world. It's Top 2 in China and we think that is a huge opportunity as well, which has both Hollywood product as well as local product in an SVOD service for consumers.

Omar Sheikh - Credit Suisse - Analyst

And so one of the things I think investors now realize is that Hollywood content doesn't always translate directly into the Chinese market, local content is very important as well. Could you maybe kind of characterize how you think about the resonance of the content that you're making in such domestic and other international markets in China?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

I think Fantastic Beasts is a perfect example. We just opened to almost $40 million last weekend in China which is exciting to me because it's bigger than by far any of the Harry Potter movies that we did, but what that means is we're going to be able to build on that on the future movies. But the local language films, as you said, you can't just focus on the movies that we create exporting them. We also need to create movies there and it's a real cultural exchange that we see that we think that can occur and we can also think that there is an opportunity to export movies that are being made in China, which today are being monetized anywhere outside of China and we think our distribution capabilities allow us to be able to export movies in a way that I think will be very helpful to our relationship and I think is the right thing to do from a business perspective.

Omar Sheikh - Credit Suisse - Analyst

I'm conscious of time so perhaps I'll just ask one more question and that's about technology and BR in particular. I'm interested to know what your views are on this because we've had technologies which will come and go 3D for example, which perhaps wasn't quite as big as people thought it would be. So, I'm interested to hear your view as to how big you think the markets out of home BR or in home BR can be and how Warner Brothers is positioning itself to take advantage of that?

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

So, BR and AR we think is going to be a big opportunity and we've been investing in that. I think the first medium that we think that you're going to see take advantage of this immersive kind of opportunity is games. So, we created an ARKHAM BR experience for the PS4 game platform that just launched and I think it's the biggest selling game so far. But it's just scratching the surface of where we think this is going to go and so we think it will be something that from a linear storytelling perspective you're going to want to add as an element especially for younger generations. It may not be the right thing for me and you because I'm not a huge fan personally, but I know that my son is, he's 17 years old. And so we're looking at what linear opportunities exist in television, movies, or even out of home kind of opportunities that exist because we do think that there is a big segment of the market that is looking for different ways to look at immersive technologies that will give you a different experience and so we do think it is a big opportunity.

Omar Sheikh - Credit Suisse - Analyst

Kevin, thank you very much indeed. It's been a real pleasure talking to you. Thank you very much for coming.

Kevin Tsujihara - Time Warner Inc. - Chairman & CEO, Warner Brothers

Thank you.

 DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2016 Thomson Reuters. All Rights Reserved.